UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BANKENGINE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06607B 10 9

(CUSIP Number)

Jody R. Samuels

c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP

101 East 52nd Street, New York,

(212) 752-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13D

CUSIP No. 06607B 10 9

1.

Name of Reporting Person

Michael J. Xirinachs

I.R.S. Identification No. of Above Person

SSN:

2.

Check the Appropriate Box if a Member of a Group (a) [    ]   (b) [    ]

3.

SEC Use Only

4.

Source of Funds

PF

5.

Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [    ]

6.

Citizenship or Place of Organization

United States

Number of Shares Owned By Each Reporting Person With:

7.

Sole Voting Power

10,115,000 shares beneficially owned in aggregate

8.

Shared Voting Power

0

9.

Sole Dispositive Power

10,115,000 shares beneficially owned in aggregate

10.

Shared Dispositive Power

0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

10,115,000

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [    ]

13.

Percent of Class Represented by Amount in Row (11)

51.8%

14.

Type of Reporting Person

IN

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Item 1.

Security and Issuer.

This Schedule 13D (the “Statement”) is being filed with respect to the common stock, (the “Common Stock”), $0.001 par value per share of BankEngine Technologies, Inc. (the “Company”) a Delaware corporation, with its principal executive offices at 157 Adelaide Street, Toronto, ON Canada.

Item 2.

Identity and Background.

This Statement is being filed by Michael J. Xirinachs, an individual, whose address is 425 Broad Hollow Road, Melville, New York 11747.  Mr. Xirinachs is a registered securities broker with the National Association of Securities Dealers, Inc.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Xirinachs is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

On December 9, 2003, the Reporting Person purchased an aggregate of 10,115,000 shares of the Company’s common stock for $100,000 from the Company’s principal shareholder.

Item 4.

Purpose of Transaction.

The purpose of the transaction was to acquire control of the Company which currently does not have an operating business and to seek an acquisition of an operating company by the Company.

Item 5.

Interest in Securities of the Issuer.

Prior to the Date of the Event, Mr. Xirinachs did not beneficially own any shares of the Company’s common stock.  On December 9, 2003, Mr. Xirinachs acquired an aggregate of 10,115,000 shares of the Company’s common stock. The shares beneficially owned by Mr. Xirinachs as of the Date of the Event represented approximately 51.8% of the issued and outstanding common shares of the Company.

Mr. Xirinachs has sole power to vote and dispose of each of the 10,115,000 shares of the Company's common stock beneficially owned by Mr. Xirinachs. In the sixty days prior to the date of this filing Mr. Xirinachs did not engage in any transactions involving the Company's common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.

Material to be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2003

/s/ Michael J. Xirinachs

Michael J. Xirinachs

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